Exhibit 4.66

Additional Clauses

to

the Bareboat Charter Party dated 14 February 2023 (this “Charter”) by

GLORY OCEAN SHIPPING S.A. (as to 99% share) and TEMM

MARITIME CO., LTD. (as to 1% share) as owner (the “Owners”) and

Koufonisi Shipping Corporation as charterer (the “Charterers”)

in respect of MV “NAVIOS FELIX” (the “Vessel”)

32.	DELIVERY

(a) The Charterers shall take delivery of the Vessel under this Charter simultaneously with delivery by the Sellers (as defined in Clause 1 of this Charter) as sellers to the Owners as buyers under the MOA, and the Owners shall be obliged to deliver the Vessel to the Charterers hereunder in the same moment as the Owners are taking delivery of the Vessel under the MOA.

(b) In the event that the Vessel is not delivered to Owners under the MOA for any reason, this Charter shall automatically terminate.

(c) The Owners warrant that the Vessel, at time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever, other than (i) those incurred prior to the delivery of the Vessel hereunder, (ii) this Charter and (iii) the mortgage over the Vessel, assignment of insurance in respect of the Vessel and the assignment of the charter hires in respect hereof in favour of THE CHUGOKU BANK, LTD. (the “Mortgagee”).

(d) The Vessel shall be delivered under this Charter in the same condition and with the same equipment, inventory and spare parts as she is delivered to the Owners under the MOA. The Charterers know the Vessel’s condition at the time of delivery, and expressly agree that the Vessel’s condition as delivered under the MOA is acceptable and in accordance with the provisions of this Charter. The Vessel shall be delivered to the Charterers under this Charter strictly “as is/where is”, and the Charterers shall waive any and all claims against the Owners under this Charter on account of any conditions, seaworthiness, representations, warranties expressed or implied in respect of the Vessel (including but not limited to any bunkers, oils, spare parts and other items whatsoever) on delivery.

33.	ISM CODE

During the currency of this Charter the Charterers shall procure at the costs and expenses and time of the Charterers that the Vessel and the “company” (as defined by the ISM code) shall comply with the requirements of the ISM code. Upon request the Charterers shall provide a copy of relevant documents of compliance (DOC) and safety management certificate (SMC) to the Owners. For the avoidance of any doubt any loss, damage, expense or delay caused by the failure on the part of the “Company” to comply with the ISM code shall be for the Charterers’ account.

34.	CHARTER PERIOD

(a)	The Owners shall let to the Charterers and the Charterers shall take the Vessel on charter for the period and upon the terms and conditions contained herein.

(b)

Subject always to the provisions hereto, the period of the chartering of the Vessel hereunder (hereinafter referred to as the “Charter Period”) shall comprise (unless terminated at an earlier date in accordance with the terms hereof) a firm charter period of 10 years from the date of the delivery of the Vessel by the Owners to the Charterers under this Charter (the “Delivery Date”) with up to 60 days more or less, provided always that the chartering of the Vessel hereunder may be terminated by the Owners pursuant to Clause 41 or shall terminate in the event of the Total Loss or Compulsory Acquisition of the Vessel subject to, and in accordance with provisions of Clause 40.

35.	CHARTER HIRE

Monthly Hire Rate

After the delivery of Vessel, the Charterers shall pay the hire monthly in advance for the Charter Period, which consist of (i) Monthly Fixed Hire, (ii) Monthly Variable Hire and (iii) Monthly Owners’ profit:

(i) Monthly Fixed Hire (same as Owners’ loan principal repayment based on 10 years equal monthly repayment schedule with US$750,000 balloon) is the sum of US$ 260,416.667- for Vessel, which is equal to one one hundred twentieth (1/120) of the initial Charter Principal Balance minus US$750,000 balloon; and

(ii) Monthly Variable Hire is calculated from the number of the days in any relevant month, and daily variable hire in accordance with the following formula:

Monthly Variable Hire = Daily Variable Hire x the number of the days in the relevant month

Daily Variable Hire = Charter Principal Balance x (2.0% + one (1) month ICE LIBOR as applicable for the month in respect of which such Daily Variable Hire is to be calculated) / 360

Applicable one (1) month ICE LIBOR to be confirmed ten (10) Banking Days prior to hire due date (The both parties to discuss again about the exact date when the date for delivery of the vessel gets closer.). The Owners shall notify the Charterers in writing of the Monthly Variable Hire due on any due date for hire by sending to the Charterers a duly issued invoice for that Monthly Variable Hire and Monthly Fixed Hire at least four (4) Banking Days before such due date.

Charter Principal Balance means US$32,000,000.- less the aggregate Monthly Fixed Hire as has at any relevant time been paid to the Owners for Vessel.

Should the ICE LIBOR fail to negative interest rate, zero (0) is to be applied as ICE LIBOR.

Should the ICE LIBOR is abolished, alternate indicator shall be discussed, agreed between both party and applied to this calculation.

(iii) Monthly Owners profit: US$20,000/month for Vessel.

“Banking Day” shall mean a day on which banks are open in Japan, Piraeus/Greece, Germany, London and New York.

Hire to be payable monthly in advance into the Owners designated account as the fund available on the due date.

No address commission to Charterers.

36.	PAYMENTS

(a)	Notwithstanding anything to the contrary contained in this Charter, all payments by the Charterers hereunder (whether by way of hire or otherwise) shall be made as follows:-

(i)	not later than 11:00 a.m. (New York time) on one Banking Day prior to the date on which the relevant payment is due under the terms of this Charter: and

(ii)

in United States Dollars to the bank account in the name of the Owners established and maintained in THE CHUGOKU BANK, LTD. Kure Branch, as more specifically notified later by the Owners in writing (or such other bank or banks as may from time to time be notified by the Owners to the Charterers by not less than fourteen (14) days’ prior written notice) for the account of the Owners.

(b)	If any day for the making of any payment hereunder shall not be a Banking Day (as defined in Clause 35 hereof) the due date for payment of the same shall be the next following Banking Day.

(c)

Subject to the terms of this Charter, the Charterers’ obligation to pay hire in accordance with the requirements of Clause 35 and this Clause 36 and to pay certain amount of insurance benefit pursuant to Clause 40 (e) and to pay the Termination Compensation pursuant to Clause 42 shall be absolute irrespective of any contingency whatsoever, including (but not limited to) (i) any failure or delay on the part of any party hereto or thereto, whether with or without fault on its part, other than the Owners, in performing or complying with any of the terms or covenants hereunder, (ii) any insolvency, bankruptcy, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceedings by or against the Owners or the Charterers or any change in the constitution of the Owners or the Charterers or any other person, (iii) any invalidity or unenforceability or lack of due authorization of or other defect in this Charter, or (iv) any other cause which would or might but for this provision have the effect of terminating or in any way affecting any obligation of the Charterers under this Charter.

(d)

In the event of failure by the Charterers to pay within three (3) Banking Days after the due date for payment thereof, or in the case of a sum payable on demand, the date of demand therefor, any hire or other amount payable by them under this Charter, the Charterers will pay to the Owners on demand interest on such hire or other amount from the date of such failure to the date of actual payment (both before and after any relevant judgment or winding up of the Charterers) at the rate determined by the Owners and certified by them to the Charterers (such certification to be conclusive in the absence of manifest error) to be the aggregate of (i) two & one-half per centum (2 1⁄2%) and (ii) the London Interbank Offered Rate for US Dollar deposits of not more than one month’s duration (as selected by the Owners or their funders in the light of the likely duration of the default in question) (as such rate is from time to time quoted by leading banks in the London Interbank Market). Interest payable by the Charterers as aforesaid shall be compounded at such intervals as the Owners shall determine and shall be payable on demand.

(e)	Any interest payable under this Charter shall accrue from day to day and shall be calculated on the actual number of days elapsed and a three hundred and sixty (360) day year.

(f)

In this Charter, unless the context otherwise requires, “month” means a period beginning in one calendar month (and, in the case of the first month, on the date of delivery hereunder) and ending in the succeeding calendar month on the day numerically corresponding to the day of the calendar month in which such period started provided that if there is no such numerically corresponding day, such period shall end on the last day in the relevant calendar month and “monthly” shall be construed accordingly.

37.	FLAG AND CLASS

(a)

The Vessel shall upon the Delivery Date be registered in the name of the Owners under the Panamanian flag. The Owners and Charterers agree to keep the Panamanian flag during the Charter Period, subject to Clause 37(c).

(b)	The Owners shall have no right to transfer the Vessel’s classification society.

The Charterers shall, at any time after the Delivery Date and at the Charterers’ expense, have the right to transfer the Vessel’s classification society from Nippon Kaiji Kyokai to any other classification society at least equivalent to Nippon Kaiji Kyokai.

(c)

Further, in the event that the Charterers need to change the flag of the Vessel for its commercial or operational reason, the Charterers can change the flag with the prior written Owner’s consent, which should not be unreasonably withheld, provided however that:

(i)	the Owners may reject such change of flag if the proposed flag will cause any problem for the Mortgagee (in the reasonable opinion of the Mortgagee);

(ii)

the Owners shall have the right to take redelivery the Vessel under the Panamanian flag, and accordingly If the Vessel is redelivered to the Owners without the purchase by the Charterers under Clause 49 hereof and she is then under the flag of any state other than Panama, on demand, the Owners may change such flag to the Panamanian flag so that the Owners may take redelivery of the Vessel under the Panamanian flag (in which case the Charterer shall cooperate with the Owners for change to the Panamanian flag); and

(iii)

any expenses and time (including, but not limited to, documented legal charges for finance documents for the Mortgagee) in relation to change of flag (including charge to the Panamanian flag) shall be for the Charterers’ account.

(d)

With the prior written consents of the Owner and the Mortgagee (which shall not be unreasonably withheld) and subject to the Charterers’ supplying the standard de-registration agreement reasonably satisfactory to the Mortgagee, the Charterers are entitled to establish the standard bareboat charter registration on the Vessel at the costs, expense (including but not limited to, documented legal charges for finance documents for the Mortgagee, if any) and time of the Charterers.

(e)

If during the Charter Period there are modifications made to the Vessel which are compulsory for the Vessel to comply with change to rules and regulations to which operation of the Vessel is required to conform, the cost relating to such modifications shall be for the account of the Charterers.

(f)

The Owners will arrange the Vessel’s registration under Panama flag and recordation of their mortgage and for the issuance of all Vessel’s initial certificates of the flag at the Owners’ cost. Thereafter the Charterers are responsible to arrange for the renewal of such certs at the Charterers’ cost throughout the Charter Period

38.	IMPROVEMENT AND ADDITIONS

The Charterers shall have the right to fit additional equipment and to make severable improvements and additions at their expense and risk. Such additional equipment, improvements and additions shall be removed from the Vessel without causing any material damage to the Vessel (any such damage being made good by the Charterers at their time and expense) provided however that the Charterers shall redeliver the Vessel without removing such additional equipment, improvements and additions if the Owners consent to such non-removal before the redelivery.

The Charterers shall also have the right to make structural or non-severable improvements and additions to the Vessel at their own time, costs and expense and risk provided that such improvements and additions do not diminish the market value of the Vessel and are not likely to diminish the market value of the Vessel during or at the end of the Charter Period and do not in any way affect or prejudice the marketability or the useful life of the Vessel and are not likely to affect or prejudice the marketability or the useful life of the Vessel during or at the end of the Charter Period.

In the event of any structural modifications to Vessel or installation of new equipment becoming necessary for the continued operation of Vessel by reason of new class regulations or by compulsory legislation to which operation of Vessel is required to conform, the cost of such compulsory modifications shall be for the Charterers’ account.

39.	UNDERTAKING

The Charterers undertake and agree that throughout the Charter period they will:-

•

notify the Owners in writing of any Termination Event (or event of which they are aware which, with the giving of notice and/or lapse of time or other applicable condition, would constitute a Termination Event);

40.	INSURANCE, TOTAL LOSS AND COMPULSORY ACQUISITION

(a)	For the purposes of this Charter, the term “Total Loss” shall include actual or constructive or compromised or agreed or arranged total loss of the Vessel including any such total loss as may arise during a requisition for hire. “Compulsory Acquisition” shall have the meaning assigned thereto in Clause 25(b) hereof.

(b)	The Charterers undertake with the Owners that throughout the Charter Period:-

(i)

they will keep the Vessel insured in the first class underwriter’s standard form as the Owners shall in writing approve, which approval shall not be unreasonably withheld, with such insurers (including P&I and war risks associations) as shall be reasonably acceptable to the Owners with deductibles reasonably acceptable to the Owners (it being agreed and understood by the Charterers that there shall be no element of self- insurance or insurance through captive insurance companies without the prior written consent of the Owners);

(ii)

they will be properly entered in and keep entry of the Vessel with P&I Club that is a member of the International Group of Protection and Indemnity Association for the full commercial value and tonnage of the Vessel and against all prudent P&I Risks in accordance with the rules of such association or club including, in case of oil pollution liability risks equal to the highest level of cover from time to time available under the basic entry with such P&I (but always a minimum of USD1,000,000,000);

(iii)

The policies in respect of the insurances against fire and usual marine risks and policies or entries in respect of the insurances against war risks shall, in each case, include the following loss payable provisions:-

(a)	For so long as the Vessel is mortgaged and in accordance with the Deed of Assignment of insurances entered or to be entered into between the Charterers and any mortgagee (the “Assignee”):

Until such time as the Assignee shall have notified the insurers to the contrary:

(i)	All recoveries hereunder in respect of an actual, constructive or compromised or arranged total loss shall be paid in full to the Assignee without any deduction or deductions whatsoever and applied in accordance with clause 40 (e);

(ii)

All other recoveries not exceeding United States Dollars Five Hundred Thousand (US$500,000.00) shall be paid in full to the Charterers or to their order without any deduction or deductions whatsoever; and

(iii)

All other recoveries exceeding United States Dollars Five Hundred Thousand (US$500,000.00) shall, subject to the prior written consent of the Assignee be paid in full to the Charterers or their order without any deduction whatsoever.

(b)	During any periods when the Vessel is not mortgaged:

(i)

All recoveries hereunder in respect of an actual, constructive or compromised or arranged total loss shall be paid in full to the Owners without any deduction or deductions whatsoever and applied in accordance with clause 40 (e);

(ii)	All other recoveries not exceeding United States Dollars Two Million (US$2,000,000.00) shall be paid in full to the Charterers or to their order without any deduction or deductions whatsoever; and

(iii)

All other recoveries exceeding United States Dollars Two million (US$2,000,000.00) shall, subject to the prior written consent of the Owners be paid in full to the Charterers or their order without any deduction whatsoever, subject to the fulfillment of the provisions of Clause 44;

and the Owners and Charterers agree to be bound by the above provisions.

(iv)	the Charterers shall procure that duplicates of all cover notes, policies and certificates of entry shall be furnished to the Owners for their custody;

(v)	the Charterers shall procure that the insurers and the war risk and protection and indemnity associations with which the Vessel is entered shall

(A)	furnish the Owners with a letter or letters of undertaking in relevant underwriter’s standard form and in accordance with the underwriters’ rules.

(B)	supply to the Owners such information in relation to the insurances effected, or to be effected, with them as the Owners may from time to time reasonably require: and

(vi)

the Charterers shall use all reasonable efforts to procure that the policies, entries or other instruments evidencing the insurances are endorsed to the effect that the insurers shall give to the Owners prior written notification of any amendment, suspension, cancellation or termination of the insurances in accordance with the underwriters’ guidance and rules.

(c)

Notwithstanding anything to the contrary contained in Clauses 13 and any other provisions hereof, the Vessel shall be kept insured during the Charter Period in respect of marine and war risks on hull and machinery basis (The Charterers shall have the option, to take out on a full hull and machinery basis increased value or total loss cover in an amount not exceeding Thirty per centum (30%) of the total amount insured from time to time) for not less than the amounts specified in column (b) in the table set out below in respect of the one-yearly period during the Charter Period specified in column (a) (on the assumption that the first such period commences on the Delivery Date) against such amount (hereinafter referred to as the “Minimum Insured Value”):

(a)	(b)
Year	Minimum Insured Value
1	US$	35,200,000
2	US$	31,762,500
3	US$	28,325,000
4	US$	24,887,500
5	US$	21,450,000
6	US$	18,012,500
7	US$	14,575,000
8	US$	11,137,500
9	US$	7,700,000
10	US$	4,262,500

(d)	(i) If the Vessel shall become a Total Loss or be subject to Compulsory Acquisition the Chartering of the Vessel to the Charterers hereunder shall cease and the Charterers shall:-

(A)

immediately pay to the Owners all hire, and any other amounts, which have fallen due for payment under this Charter and have not been paid as at and up to the date on which the Total Loss or Compulsory Acquisition occurred (the “Date of Loss”) together with interest thereon at a rate reflecting the Owners’ reasonable cost of funds at such intervals, which amount to be agreed between the Owners and the Charterers and shall cease to be under any liability to pay any hire, but not any other amounts, thereafter becoming due and payable under this Charter, ~~Provided that all hire and any other amounts prepaid by the Charterers subsequent to the Date of Loss shall be forthwith refunded by the Owners:~~

(B)	for the purposes of this sub-clause, the expression “relevant Minimum Insured Value” shall mean the Minimum Insured Value applying to the one-year period in which the Date of Loss occurs.

(ii)	For the purpose of ascertaining the Date of Loss:-

(A)

an actual total loss of the Vessel shall be deemed to have occurred at noon (London time) on the actual date the Vessel was lost but in the event of the date of the loss being unknown the actual total loss shall be deemed to have occurred at noon (London time) on the date on which it is acknowledged by the insurers to have occurred:

(B)

a constructive, compromised, agreed, or arranged total loss of the Vessel shall be deemed to have occurred at noon (London time) on the date that notice claiming such a total loss of the Vessel is given to the insurers, or, if the insurers do not admit such a claim, at the date and time at which a total loss is subsequently admitted by the insurers or adjudged by a competent court of law or arbitration tribunal to have occurred. Either the Owners or, with the prior written consent of the Owners (such consent not to be unreasonably withheld), the Charterers shall be entitled to give notice claiming a constructive total loss but prior to the giving of such notice there shall be consultation between the Charterers and the Owners and the party proposing to give such notice shall be supplied with all such information as such party may request; and

(C)	Compulsory Acquisition shall be deemed to have occurred at the time of occurrence of the relevant circumstances described in Clause25 (b) hereof.

(e)

All moneys payable under the insurance effected by the Charterers pursuant to Clauses 13 and 40, or other compensation, in respect of a Total Loss or pursuant to Compulsory Acquisition of the Vessel shall be received in full by the Owners (or the Mortgagees as assignees thereof) and applied by the Owners (or, as the case may be, the Mortgagees):-

FIRST, in payment of all the Owners’ costs incidental to the collection thereof,

SECONDLY, in or towards payment to the Owners (to the extent that the Owners have not already received the same in full) of a sum equal to the aggregate of (i) unpaid but due hire under this Charter and unpaid interest thereon up to and including the Date of Loss and (ii) the “Termination Amount” (defined below) as at the Date of Loss, and

THIRDLY, in payment of any surplus to the Charterers by way of compensation for early termination.

“Termination Amount” shall mean:

(A)

in case that Date of Loss is at or after the end of 4th year of the Charter Period, the Termination Amount shall be equal to the Purchase Option Price payable under Clause 49 which shall be calculated based on the Date of Loss; and

(B)	in case that the Date of Loss is before the 4th year of the Charter Period, the Termination Amount shall be as follows:

(date)	(amount)
as at the Delivery Date:	US$	34,087,500
at the end of 1st year of the Charter Period:	US$	30,855,500
at the end of 2nd year of the Charter Period:	US$	27,623,500
at the end of 3rd year of the Charter Period:	US$	24,391,500.,

provided that, in relation to (B), if Date of Loss is between the two dates as specified above, then the Termination Amount shall be adjusted proportionally on the basis of 360 days a year.

(f)	The Charterers and the Mortgagee shall execute the ”Assignment of Insurances” of which contents and wording shall be mutually agreed between the Owners and the Charterers.

41.	TERMINATION EVENTS

(a)	Each of the following events shall be a “Termination Event” for purposes of this Charter:-

(i)

if any installment of hire or any other sum payable by the Charterers under this Charter (including any sum expressed to be payable by the Charterers on demand) shall not be paid at its due date or within ten (10) Banking Days following the due date of payment and such failure to pay is not remedied within three (3) Banking Days of receipt by the Charterers of written notice from the Owners notifying the Charterers of such failure and requesting that payment is made; or

(ii)

Save in circumstances where requisition for hire or compulsory requisition result in termination of insurances for the Vessel, if either (A) the Charterers shall fail at any time to effect or maintain any insurances required to be effected and maintained under this Charter, or any insurer shall avoid or cancel any such insurances (other than where the relevant avoidance or cancellation results from an event or circumstance outside the reasonable control of the Charterers and the relevant insurances are reinstated or re-constituted in a manner meeting the requirements of this Charter within seven (7) days of such avoidance or cancellation) or the Charterers shall commit any breach of or make any misrepresentation in respect of any such insurances the result of which the relevant insurer avoids the policy or otherwise excuses or releases itself from all or any of its liability thereunder, or (B) any of the said insurances shall cease for any reason whatsoever to be in full force and effect (other than where the reason in question is outside the reasonable control of the Charterer and the relevant insurances are reinstated or re-constituted in a manner meeting the requirements of this Charter within seven (7) days of such cease); or

(iii)

if the Charterers shall at any time fail to observe or perform any of their material obligations under this Charter, other than those obligations referred to in sub-clause (i) or sub-clause (ii) of this Clause 41(a), and such failure to observe or perform any such obligation is either not remediable or is remediable but is not remedied within thirty (30) days of receipt by the Charterers of a written notice from the Owners requesting remedial action; or

(iv)

if any material representation or warranty by the Charterers in connection with this Charter or in any document or certificate furnished to the Owners by the Charterers in connection herewith or therewith shall prove to have been untrue, inaccurate or misleading in any material respect when made (and such occurrence continues unremedied for a period of thirty (30) days after receipt by the Charterers of written notice from the Owners requesting remedial action): or

(v)

if a petition shall be presented (and not withdrawn or stayed within sixty (60) days) or an order shall be made or an effective resolution shall be passed for the administration or winding-up of the Charterers (other than for the purpose of a reconstruction or amalgamation during and after which the Charterers remain solvent and the terms of which have been previously approved in writing by the Owners which approval shall not be unreasonably withheld) or if an encumbrancer shall take possession or an administrative or other receiver shall be appointed of the whole or any substantial part of the property, undertaking or assets of the Charterers or if an administrator of the Charterers shall be appointed (and, in any such case, such possession is not given up or such appointment is not withdrawn within sixty (60) days) or if anything analogous to any of the foregoing shall occur under the laws of the place of the Charterers’ incorporation, or

(vi)

if the Charterers shall stop payments to all of its creditors or shall cease to carry on or suspend all or a substantial part of their business or shall be unable to pay their debts, or shall admit in writing their inability to pay their debts, as they become due or shall otherwise become or be adjudicated insolvent; or

(vii)	if the Charterers shall apply to any court or other tribunal for, a moratorium or suspension of payments with respect to all or a substantial part of their debts or liabilities, or

(viii)	(A)	(a) if the Vessel is arrested or detained (other than for reasons solely attributable to the Owners or to those for whom, for the purposes of this provision, the Owners shall be deemed responsible, including without limitation, any legal person who, at the date hereof or at any time in the future is affiliated with the Owners) and such arrest or detention is not lifted within ninety (90) days (or such longer period as the Owners shall reasonably agree in the light of all the circumstances) of the date on which the Vessel has been arrested or detained, or (b) if any petition of any public auction or other sale proceeding (following such arrest or detention) is filed or such proceeding is commenced or ordered by the competent court or other authority (except that the Charterer promptly contested in good faith and which is continuing),

	(B)	if a distress or execution shall be levied or enforced upon or sued out against all or any substantial part of the property or assets of the Charterers and shall not be discharged or stayed within ninety (90) days; or

(ix)

if any consent, authorization, license or approval necessary for this Charter to be or remain the valid legally binding obligations of the Charterers, or to the Charterers to perform their obligations hereunder or thereunder, shall be materially adversely modified or is not granted or is revoked, suspended, withdrawn or terminated or expires and is not renewed (provided that the occurrence of such circumstances shall not give rise to a Termination Event if the same are remedied within thirty (30) days of the date of their occurrence); or

(x)

if (a) any legal proceeding for the purpose of the reconstruction or rehabilitation of the Charterers is commenced and continuing in any jurisdiction and (b) the Owners receive a termination notice from the receiver, trustee or others of the Charterers which informs the termination/rejection of the Charter pursuant to the relevant laws, codes and regulations applicable to such proceeding.

(b)

A Termination Event shall constitute (as the case may be) either a repudiatory breach of, or breach of condition by the Charterers under, this Charter or an agreed terminating event the occurrence of which will (in any such case) entitle the Owners by notice to the Charterers to terminate the chartering of the Vessel under this Charter and recover the amounts provided for in Clause 42(c) either as liquidated damages or as an agreed sum payable on the occurrence of such event.

42.	OWNERS’ RIGHTS ON TERMINATION

(a)

At any time after a Termination Event shall have occurred and be continuing, the Owners may, by notice to the Charterers immediately, or on such date as the Owners shall specify, terminate the chartering by the Charterers of the Vessel under this Charter, whereupon the Vessel shall no longer be in the possession of the Charterers with the consent of the Owners, and the Charterers shall redeliver the Vessel to the Owners. For the avoidance of doubt, in case of the termination of the Charter in accordance with 41 (a) (x) hereof, the Charter shall be deemed to be terminated upon receipt by the Owners of the termination notice set forth in Clause 41 (a) (x) hereof.

(b)

On or at any time after termination of the chartering by the Charterers of the Vessel pursuant to Clause 42(a) hereof the Owners shall be entitled to retake possession of the Vessel, the Charterers hereby agreeing that the Owners, for that purpose, may put into force and exercise all their rights and entitlements at law and may enter upon any premises belonging to or in the occupation or under the control of the Charterers where the Vessel may be located.

(c)

If the Owners pursuant to Clause 42(a) hereof give notice to terminate the chartering by the Charterers of the Vessel, the Charterers shall pay to the Owners on the date of termination (the “Termination Date”), the aggregate of (A) all hire due and payable, but unpaid, under this Charter to (and including) the Termination Date together with interest accrued thereon pursuant to Clause 36(d) hereof from the due date for payment thereof to the Termination Date, (B) any sums, other than hire, due and payable by the Charterers, but unpaid, under this Charter together with interest accrued thereon pursuant to Clause 36(d) to the Termination Date and (C) any actual direct financial loss suffered by the Owners which direct loss shall be determined as the shortfall, if any, between (a) the current market value of the Vessel (average value as estimated by two independent valuers such as major London brokers i.e. Arrow Valuations Ltd, Barry Rogliano Salles, Braemar ACM Shipbroking, H Clarkson & Co. Ltd., E.A. Gibsons Shipbrokers, Fearnleys, Galbraith, Simpson Spencer & Young, Howe Robinson & Co Ltd London and Maersk Broker K.S. (to include, in each case, their successors or assigns and such subsidiary or other company in the same corporate group through which valuations are commonly issued by each of these brokers), or such other first-class independent broker as the Owners and Charterers may agree in writing from time to time) and (b) the Termination Amount (as defined in Clause 40(e)) to be calculated based on the Termination Date ~~at any given time always taking into account any charterhire paid during the year to which the specified Termination Amount relates~~ PROVIDED ALWAYS that if the said market value exceeds the aggregate of (A) and (B) and the Termination Amount, then the Owners shall pay the amount of such excess to the Charterers forthwith. The aggregate of (A), (B) and (C) above shall hereinafter be referred to as the “Termination Compensation”).

(d)

If the Charter is terminated in accordance with this Clause 42 the Charterers shall immediately redeliver the Vessel at a safe and ice-free port or place as indicated by the Owners. The Vessel shall be redelivered to the Owners in substantially the same condition and class as that in which she was delivered, fair wear and tear not affecting class excepted.

(e)

The Owners agree that if following termination of the Charter under this Clause, the Owners sell or otherwise transfer the Vessel to a third party, or enter into any other arrangement with a third party with an option to purchase the Vessel, then the Owners shall pay to the Charterers after that sale (i) the amount of the sale price less (ii) the aggregate of the unpaid Termination Compensation and the Termination Amount (as defined in Clause 40(e)) which would be payable by the Charterers as set out in Clause 49 as at the date of such sale (which shall include, for the avoidance of doubt, any costs and expenses incurred by the Owners arising from or in relation to the termination and the re-possession of the Vessel and operation, repair (as the case may be) and such sale of the Vessel).

43.	NAME

The Charterers shall, subject only to prior notification to the relevant authorities of the jurisdiction in which for the time being the Vessel is registered, be entitled from time to time to change the name of the Vessel. During the Charter Period, the Charterers shall have the liberty to paint the Vessel in their own colours, install and display their funnel insignia and fly their own house flag. Painting and installment shall be at Charterers’ expense and time. The Charterer shall also have the liberty to change the name of the Vessel during the Charter Period at the expense and time of the Charterers (including the legal charge for finance documents for the Mortgagee, if any).

The Owners shall have no right to change the name of the Vessel during the Charter Period.

44.	MORTGAGE and ASSIGNMENT

The Owners confirm that they are familiar with the terms of the assignment of insurances made or to be made by the Charterers in favour or the Mortgagee, and they agree to the terms thereof and will do nothing that conflicts therewith, excepting that the Owners shall be entitled to assign its rights, title and interest in and to this Charter to the Mortgagee or its assignee. Neither party shall assign its right or obligations or part of thereof to any third party without the written consent of the other, unless otherwise expressly permitted herein.

In respect of the Vessel the Owners undertake not to borrow more than the respective purchase option prices as set out at the relevant milestone in Clause 49 hereof.

The Owners have the right to register a first preferred mortgage on the Vessel in favour of the Mortgagee securing a loan under the Loan Agreement under standard mortgages and security documentation. In which case, the Owners undertake to procure from the Mortgagee a Letter of Quiet Enjoyment in a form and substance acceptable to the Charterers.

The Charterers agree to sign an acknowledgement of the Owners’ charterhire assignment or any other comparable document reasonably required by the Mortgagee, in favour of the Mortgagee. During the course of the Charter the Owners have the right to register a substitute mortgage in favour of another bank provided such registration is effected in a similar amount to the loan amount outstanding with the Mortgagee at that time and only if such substitute mortgagee executes a Letter of Quiet Enjoyment in favour of the Charterers in the same form as that provided by the Mortgagee or the form acceptable for the Charterers. The Charterers will then agree to sign a charterhire assignment in favour of the substitute mortgage in a form as shall be agreed by the Charterers, which agreement not be unreasonably withheld. Any cost incurred by the Charterers shall be for Owners’ account.

Subject to the term and conditions of this Charter, the Charterers also agree that the Owners have the right to assign its rights, title and interest in and to the insurances by way of assignment of insurance in respect of the Vessel to and in favour of the Assignee in a form and substance acceptable to Charterers and the Assignee.

Owners shall procure that any mortgage and charterhire assignment shall be subject to this Charter and to the rights of the Charterers hereunder, in accordance with, and subject to, a Letter of Quiet Enjoyment.

In the event that the Owners execute security of any nature (including but not limited to any mortgage, assignment of insurances) over the Vessel then the Owners hereby undertake and agree as a condition of this Charter to procure that the beneficiary of such security executes in favour of the Charterers a letter of quiet enjoyment in such form and content as is reasonably acceptable to the Charterers, and the effectiveness of this assignment clause is subject to the agreement of a letter of Quiet Enjoyment on or before delivery of the Vessel.

The Charterers shall not assign charter nor sub-charter Vessel on a bareboat basis except with the prior consent in writing of the Owners, which shall not be unreasonably withheld. Such Owners’ prior written consent will not be required provided that Vessel remain at all times under the management of Navios Shipmanagement Inc. or an affiliate of Navios Shipmanagement Inc. or of Angeliki Frangou Furthermore, the Charterers may assign or transfer the charter by way of novation to a subsidiary or affiliate of Navios Maritime Partners L.P. without Owners’ prior written consent, in which case, (i) the Charterers, the Owners and such new charterers as permitted under this Clause shall enter into a novation agreement on or before such novation at the Charterers’ cost and (ii) new assignment of insurances and assignment of charterhires as mentioned above and an amendment of the Mortgage (as the case may be) shall be made in favour of the Mortgagee at the Charterers’ cost.

45.	REDELIVERY INSPECTION

Prior to redelivery and without interference to the operation of the Vessel, the Owners, at their risk and expense, shall have the right provided that such right is declared at least 20 days prior to the expected redelivery date to carry out an underwater inspection of the Vessel by Class approved diver and in the presence of Class surveyor and Owners’ and Charterers’ representatives. Should any damages in the Vessel’s underwater parts be found that will impose a condition or recommendation of Vessel’s class then:

a)

In case Class imposes a condition or recommendation of class that does not require drydocking before next scheduled drydocking. Charterers shall pay to Owners the estimated cost to repair such damage in way which is acceptable to Class, which to be direct cost to repair such damage only, as per average quotation for the repair work obtained from two reputable independent shipyards at or in the vicinity of the redelivery port, one to be obtained by Owners and one by Charterers within 2 Banking Days from the date of imposition of the condition/recommendation unless the parties agree otherwise.

b)

In case Class require Vessel to be drydocked before the next scheduled drydocking the Charterers shall drydock the Vessel at their expense prior to redelivery of the Vessel to the Owners and repair same to Class satisfaction.

In such event the Vessel shall be redelivered at the port of the dockyard.

46.	REDELIVERY

The Charterers shall redeliver to the Owners the Vessel with everything belonging to her at the time of redelivery including spare parts on board, used or unused subject to the Clause 38 hereof. The Owners shall take over and pay the Charterers for remaining bunkers and unused lubricating oils including hydraulic oils, and greases, unbroached provisions, paints, ropes and other consumable stores as per Clause 53 at the Charterers’ purchased prices with supporting vouchers. For the purpose of this clause, the Charterers shall withhold the Hire two last hire payments (the “Withheld Hire”) and shall offset the cost of bunkers, unused lubricating oils and unbroached provisions etc., remaining on board at the time of redelivery from the Withheld Hire. If the Withheld Hire is not sufficient to cover the cost of bunkers, unused lubricating oils, and unbroached provisions etc. the Owners shall settle the outstanding amount within 3 Banking Days after redelivery of the Vessel.

Personal effects of the Master, officers and crew including slop chest, hired equipment, if any and the following listed items are excluded and shall be removed by the Charterers prior to or at the time of redelivery of the Vessel:

•	E-mail equipment not part of GMDSS

•	Gas bottles

•	Electric deck air compressor

•	Blasting and painting equipment

•	Videotel (or similar) film library

47.	MORTGAGE NOTICE

The Charterers keep prominently displayed in the chart room, engine room and the master’s cabin of the Vessel a framed printed notice in plain type (the print on which shall measure at least six inches by nine inches) reading as follows:-

NOTICE OF MORTGAGE

“This Vessel is covered by a First Preferred Ship Mortgage given to THE CHUGOKU BANK, LTD., a banking corporation duly organized and existing under the laws of Japan, having its head office at 3-6-1, Hon-dori, Kure, Hiroshima-Pref., Japan, its successors and assigns, under the authority of the laws of the Republic of Panama. Under the terms of said Mortgage, neither the owner of this Vessel, any charterer, the Master of this Vessel, nor any other person has any right, power or authority to create, incur or permit to be imposed upon the Vessel any liens, maritime or otherwise, other than the lien of said Mortgage and liens for crew’s wages or salvage.”

48.	SALE OF VESSEL BY OWNERS

1.

The Owners have the right to sell the Vessel to a reputable third party (“Purchaser”) at any time during the Charter Period with the prior written consent of the Charterers and provided that (i) the Purchaser agrees to take over the benefit and burden of this Charter, (ii) such ownership change does not result in any reflagging of the Vessel, (iii) such ownership change does not result in the Charterers being obliged to increase any payment under this Charter, (iv) such ownership change does not increase the actual or contingent obligations of the Charterers under this Charter, and (v) the Charterers shall not be liable for the costs and expenses (including legal fees) incurred in the sale of the Vessel by the Owners under this Clause 48.

2.	The Owners shall give the Charterers at least one month’s prior written notice of any sale.

3.

Subject to 48.1, the Charterers and Owners undertake with each other to execute one or more novation agreements (or other documents required under applicable law) to novate the rights and obligations of the Owners under this Charter to the Purchaser such novation agreement(s) or other documents to be in such form and substance acceptable to the Charterers and such novation will be effective upon delivery of the Vessel from the Owners to the Purchaser.”

49.	CHARTERERS’ OPTION TO PURCHASE VESSEL

1.

From (and including) the end of 4th year of the Charter Period, the Charterers have the option to purchase the Vessel at the following purchase price. The Charterers’ purchase option is subject to Charterers’ written declaration to the Owners latest three (3) months prior to the expected date of delivery, such date to be indicated by the Charterers in their declaration notice (such purchase option price at such expected date of delivery indicated in the declaration notice as calculated by the following formula, being called the “Purchase Option Price”).

The Purchase Option Price shall be calculated in accordance with the following formula (Pls also see purchase option price appendix ):

“Purchase Option Price = (A) + (B) + (C)”

(A) = Charter Principal Balance

(B) = Owners’ profit starting from US$1,450,000. at the end of 4th year and de-escalate US$75,000/year to the end of 10th year

(C) = Owners’ broker commission: 1.00% over the above (A) + (B) for Vessel

2.	The Purchase Option Price shall be paid in full free of bank charges to the Owners (as seller) upon the delivery date of the Vessel under this Clause.

3.

Immediately prior to delivery of the Vessel by the Owners to the Charterers under the PO MOA (as defined in Clause 49.4) the Parties shall execute a Protocol of Redelivery and Acceptance under this Charter (the “Redelivery Protocol”) and save in respect of any claims accrued under this Charter prior to the date and time of the Redelivery Protocol, this Charter shall terminate forthwith.

4.

Upon the date of any written notification by the Charterers to the Owners of their intention to purchase the Vessel, the Owners and the Charterers shall be deemed to have unconditionally entered into a contract to sell and purchase the Vessel for the Purchase Option Price on and in strict conformity with the terms and conditions contained in the Memorandum of Agreement attached to this Charter as Exhibit A (the “PO MOA”).

50.	MISCELLANEOUS

(a)

The terms and conditions of this Charter and the respective rights of the Owners and the Charterers shall not be waived or varied otherwise than by an instrument in writing of the same date as or subsequent to this Charter executed by both parties or by their duly authorized representatives.

(b)

Unless otherwise provided in this Charter whether expressly or by implication, time shall be of the essence in relation to the performance by the Charterers of each and every one of their obligations hereunder.

(c)

No failure or delay on the part of the Owners or the Charterers in exercising any power, right or remedy hereunder or in relation to the Vessel shall operate as a waiver thereof nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise of any such right or power or the exercise of any other right, power or remedy.

(d)

If any terms or condition of this Charter shall to any extent be illegal invalid or unenforceable the remainder of this Charter shall not be affected thereby and all other terms and condition shall be legal valid and enforceable to the fullest extent permitted by law.

(e)

The respective rights and remedies conferred on the Owners and the Charterers by this Charter are cumulative, may be exercised as often as the Owners or the Charterers (as the case may be) think fit and are in addition to, and are not exclusive of, any rights and remedies provided by law.

51.	COMMUNICATIONS

Except as otherwise provided for in this Charter, all notices or other communications under or in respect of this Charter to either party hereto shall be in writing and shall be made or given to such party at the address, facsimile number or e-mail address appearing below (or at such other address, facsimile number or e-mail address as such party may hereafter specify for such purposes to the other by notice in writing):-

(i)	in the case of the Owners c/o FUNADA KAIUN CO., LTD.

Address	: 13-7 Nigata Sanbashi-dori Kure Hiroshima, 737-0154
Telephone	: +81-823-79-0005
Telefax	: +81-823-79-0031
E-mail	: hiroyuki.funada@funadakaiun.com

(ii)	in the case of the Charterers c/o Navios Shipmanagement Inc.

Address	: 85 Akti Miaouli Street, 18538, Piraeus, Greece
Telephone	: 30-210-4595000
E-mail	: ops@navios.com
legal@navios.com, tech@navios.com legal_corp@navios.com

(iii)	in the case of the Brokers c/o Mitsui & Co., Ltd.

Address	: 2-1, Otemachi 1-Chome, Chiyodaku, Tokyo 100-8631, Japan
Telephone	: +81-3-3285-4327
Telefax	:
E-mail	: tkmyh@dg.mitsui.com

A written notice includes a notice by facsimile or e-mail. A notice or other communication received on a non-working day or after business hours in the place of receipt shall be deemed to be served on the next following working day in such place.

Subject always to the foregoing sentence, any communication by personal delivery or letter shall be deemed to be received on delivery, any communication by e-mail shall be deemed to be received upon transmission of the automatic answerback of the addresses and any communication by facsimile shall be deemed to be received upon appropriate acknowledgment by the addressee’s receiving equipment.

All communications and documents delivered pursuant to or otherwise relating to this Charter shall either be in English or accompanied by a certified English translation.

52.	TRADING IN WAR RISK AREA

The Charterers shall be permitted to order the Vessel into an area subject to War Risks as defined in Clause 26 without consent of the Owners provided that all Marine, War and P&I Insurance are maintained with full force and effect and the Charterers shall pay any and all additional premiums to maintain such insurance.

53.	INVENTORIES, OIL AND STORES

A complete inventory of the Vessel’s entire equipment, outfit including spare parts, appliances and of all consumable stores on board the Vessel shall be made by the Charterers in conjunction with the Owners on delivery and again on redelivery of the Vessel.

The Owners shall at the time of redelivery take over and pay for all bunkers, lubricating oil, unbroached provisions, paints, ropes and other consumable stores (excluding spare parts) in the said Vessel at the Charterers’ purchased prices with supporting vouchers. However, the Charterers shall not pay to the Owners at time of delivery for any bunkers, lubricating oil, provisions, paints, ropes and consumable stores which the Charterers have supplied to the Vessel at the Charterers’ expense prior to delivery. The Charterers shall ensure that all spare parts listed in the inventory and used during the Charter Period are replaced at their expense prior to redelivery of the Vessel.

54.	INDEMNITY FOR POLLUTION RISKS

The Charterers shall indemnify the Owners against the following Pollution Risks:-

(a)	liability for damages or compensation payable to any person arising from pollution;

(b)	the costs of any measures reasonably taken for the purpose of preventing, minimizing or cleaning up any pollution together with any liability for losses or damages arising from any measures so taken;

(c)

liability which the Owners and/or the Charterers may incur, together with costs and expenses incidental thereto, as the result of escape or discharge or threatened escape discharge of oil or any other substance;

(d)

the costs or liabilities incurred as a result of compliance with any order or direction given by any government or authority for the purpose of preventing or reducing pollution or the risk of pollution; provided always that such costs or liabilities are not recoverable under the Hull and Machinery Insurance Policies on the Vessel;

(e)

liability which the Owners and/or the Charterers may incur to salvors under the exception to the principal of “no cure-no pay” in Article 1 (b) of Lloyds Standard Form of Salvage Agreement (LOF 1990); and

(f)	liability which the Charterers may incur for the payment of fines in respect of pollution in so far as such liability may be covered under the rules of the P&I Club.

55.	TRADE AND COMPLIANCE CLAUSE

The Charterers and the Owners hereby agree that no person/s or entity/ies under this Charter will be individual(s) or entity(ies) designated under any applicable national or international law imposing trade and economic sanctions.

Further, the Charterers and the Owners agree that the performance of this Charter will not require any action prohibited by sanctions or restrictions under any applicable national or international law or regulation imposing trade or economic sanctions.

56.	ANTI-BRIBERY AND ANTI-CORRUPTION

The Charterers and the Owners hereby agree that in connection with this Contract and/or any other business transactions related to it, they as well as their sub-contractors and each of their affiliates, directors, officers, employees, agents, and every other person acting on its and its sub-contactors’ behalf, shall perform all required duties, transactions and dealings in compliance with all applicable laws, rules, regulations relating to anti-bribery and anti-money laundering.

57	COSTS AND EXPENSES

(a)

The parties hereto agree that all operational cost including required cost in relation to Vessel’s flag (such as tonnage tax, insurance and crew certs etc) would be for the Charterers’ account. However, all other cost (such as financing cost /cost for registration and discharge of their mortgage etc) would be for the Owners’ account.

(b)	For this Charter and the MOA, each party should bear its own costs unless otherwise agreed herein.

58	MANAGEMENT COMPANY

The management company shall be Navios Shipmanagement Inc., or any other management company affiliated to Angeliki Frangou. The Charterers may change the management company with the Owners’ prior consent not to be unreasonably withheld, unless such change is to an affiliate of Navios Shipmanagement Inc. or of Angeliki Frangou in which case Owners’ consent will not be required.

59	BBC SURVEY (Further to Clause 8)

In case the Vessel has any incidents/casualties, Owners have the right to carry out physical inspection more than once per year at Owners’ expense. Charterers will do their best to organize the timing and place based on Owners’ preferred timing. Charterers’ technical and operation team will organize accordingly. Owners shall have the right to visit the Vessel at dry-dock after the completion of DD works.

60	SANCTION

(1)

In this Clause, the following provisions shall apply where any sanction, prohibition or restriction is imposed on any specified persons, entities or bodies including the designation of any specified vessels or fleets under United Nations Resolutions or trade or economic sanctions, laws or regulations of the European Union, United States of America, United Kingdom, Panama, Japan, the Flag State of the Vessel and/or the Marshall Islands.

(2)

The Owners and the Charterers hereby represent and warrant to each other that as of the even date hereof, they have never received any notice of legal proceedings or investigation in relation to the sanctions, restrictions or designation referred to in sub-clause (1) and have never acknowledged existence of such legal proceedings or investigation.

(3)	The Owners hereby warrants that at the date of entering into this Agreement and during the currency of this Charter:

(i)

none of the Owners, their directors and officers is subject to any of the sanctions, prohibitions, restrictions or designation referred to in sub-clause (1) which prohibit or render unlawful any performance by the Charterers and/or the Owners under this Charter;

(ii)

the Owners are letting and performing other obligations hereunder as principals and not as agent, trustee or nominee of any person with whom transactions are prohibited or restricted under sub-clause (1); and

(iii)

the Owners will promptly inform the Charterers of receipt of any notice of proceeding or investigation referred to in sub-clause (2) and send the copy of such notice and any relevant documents they have received in relation thereto.

(4)	The Charterers hereby warrants that at the date of entering into this Agreement and during the currency of this Charter:

(i)

none of the Charterers, the management company under Clause 58 hereof, their respective directors and officers is subject to any of the sanctions, prohibitions, restrictions or designation referred to in sub-clause (1) which prohibit or render unlawful any performance by the Charterers and/or the Owners under this Charter; the Charterers are hiring and performing other obligations hereunder as principals and not as agent, trustee or nominee of any person with whom transactions are prohibited or restricted under sub-clause (1);

(ii)	the Vessel is not a designated vessel under any of the sanctions, prohibitions, restrictions or designation referred to in sub-clause (1);

(iii)

the Charterer will promptly inform the Owners of receipt of any notice of proceeding or investigation referred to in sub-clause (2) and send the copy of such notice and any relevant documents they have received in relation thereto; and

(iv)

on demand the Charterers will provide the Owners of all Relevant Documents in relation to the Vessel and/or the cargo on board the Vessel. In this paragraph (v), “Relevant Documents” shall mean (A) such documents as required to prove that the Charterers are not in breach of the sanctions, prohibitions, restrictions or designation referred to in sub-clause (1) and/or (B) such documents as required for the Owners and/or the Mortgagee to disclose to any competent authority in relation to the sanctions, prohibitions, restrictions or designation referred to in sub-clause (1), provided that the Relevant Documents shall be reasonably and practicably obtainable to the Charterers.

61	DOWN PAYMENT

The Charterers shall pay US$8,000,000 to the Owners as down payment to the Purchase Option Price upon delivery of the Vessel. The down payment will be netted off against payment of the purchase price under the MEMORANDUM OF AGREEMENT signed by Koufonisi Shipping Corporation and GRORY OCEAN SHIPPING S.A.dated on 20th February 2023 (herein called “MOA”) at the time of delivery of the Vessel under the MOA and this Charter pursuant to clause 32.

The down payment is not part of the Purchase Option Price of Clause 49 and shall be kept by the Owners on delivery of the Vessel under the PO MOA referred to in Clause 49.

The down payment does not bear interest and is non-refundable.For the avoidance of any doubt, should the Charter be terminated due to Total Loss, the Owners shall make the payment referred to in Clause 40, but shall have no obligation to make any refund to the Charterers in respect of the Down payment.

62.	NAABSA Clause

The Vessel may lie safely aground at any safe berth or safe place where it is customary and safe for vessels of similar size and type to lie.

(end)